August 12, 2024

VIA EDGAR

Brian Szilagyi

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, NE

Washington, D.C. 20549

Re:      VELA Funds (the “Registrant”)

File No. 811-23585

Dear Mr. Szilagyi:

On behalf of the Registrant, and with respect to each series of the Registrant (each a “Fund” and collectively, the “Fund”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 18, 2024, with regard to the Registrant’s filing on Form N-CSR for the reporting period ended September 30, 2023 (the “Report”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Staff Comment: For each Trustee who is an interested person of the Funds, describe in a footnote or otherwise, the relationship, events, or transactions by which the Trustee is an interested person pursuant to Item 17(a)(1) of Form N-1A.

Registrant’s Response: Registrant confirms that the basis of interestedness for each Trustee that is an interested person of the Funds will be included in the Funds’ registration statement on Form N-1A in the future.

2.	Staff Comment: The Staff notes that the titles of the individuals signing the certifications contained in Form N-CSR do not specifically include “principal executive officer” or “principal financial officer.” Please confirm in correspondence that the individuals who signed the certifications are the principal executive officer and principal financial officer. Going forward, please confirm that such titles will be included in the signed certifications. See Item 19 of Form N-CSR.

Registrant’s Response: Registrant confirms that the individuals who signed the certifications in the Report are the Trust’s principal executive officer and principal financial officer. Registrant also confirms that such titles will be included in such certifications moving forward.

3.	Staff Comment: The Staff noted disclosure of significant ownership concentration in the VELA Small Cap Fund and the VELA Large Cap Plus Fund as part of the review of such

Mr. Brian Szilagyi

Augst 12, 2024

Funds’ financial statements. Please explain how large shareholder or shareholder concentration risk is addressed in the summary or statutory prospectus.

Registrant’s Response: Registrant confirms that, to the extent significant ownership concentration in a Fund is present in the future and if such concentration is considered to pose additional risk to the Fund, such Fund will include disclosure regarding the associated risks in its summary prospectus and/or statutory prospectus.

4.	Staff Comment: Given the amount of foreign tax reclaims included in the VELA International Fund’s Statement of Assets and Liabilities, please explain which countries are the source of such reclaims, and how the Fund monitors collectability of such reclaims.

Registrant’s Response: The countries that were the sources of the Fund’s tax reclaims as of September 30, 2023, are Austria, Belgium, Canada, Denmark, France, Germany, Japan, Sweden, and Switzerland. Periodically, typically on a quarterly basis, the Fund’s fund accountant requests reclaim reporting from the global custodian on any open reclaims. The fund accountant performs a reconciliation between the custodian report and what is accrued in the fund accountant’s accounting system. If there is a question of collectability, the fund accountant will confer with the custodian and/or the Adviser, as needed.

5.	Staff Comment: For open option contracts written, please disclose all information required by Regulation S-X 12-13 in columns (a) through (g), including the counterparty.

Registrant’s Response: Registrant notes that the counterparty information required by Regulation S-X 12-13 is not required for exchange traded or centrally cleared options. Based on information from the Adviser, all of the Funds’ options contracts written are exchange traded or centrally cleared options and as a result, the counterparty information denoted as column (b) in Regulation S-X 12-13 was not included in the table.

6.	Staff Comment: The Staff notes that the VELA Income Opportunities Fund had exposure to derivatives in the last fiscal year, however, the management discussion of fund performance (“MDFP”) does not discuss the effect of the derivatives on the performance of the Fund. If the performance was materially affected by the derivatives exposure, there should be a discussion of the impact of such investments in the MDFP. Please explain why no discussion of the impact of derivatives was included in the MDFP.

Registrant’s Response: Registrant considered the relevancy of derivatives as a factor to be included in the MDFP for the VELA Income Opportunities Fund, which included that, “[r]ecent market volatility has also provided the opportunity to increase the number of covered calls written.” Registrant believes that, taking into account the securities held by the Fund and various other market factors impacting the Fund’s performance during the period, the MDFP discussion related to the impact of derivatives on the performance of the Funds was appropriate. Registrant will continue to consider the appropriate focus to be given to derivatives in future MDFP disclosure.

Mr. Brian Szilagyi

Augst 12, 2024

Sincerely,

/s/Jason Job

Jason Job

President, VELA Funds

Enclosure

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP